

Mail Stop 4561

December 5, 2016

Forbes I.J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

> **Re:** **Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Filed October 20, 2016**
> **File No. 001-14063**

Dear Mr. Alexander:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. On page 2 you identify Cisco Systems, Inc. and LM Ericsson Telephone Company as among your largest customers. We are aware of publicly available information indicating that each of these companies may sell its products into Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-U.S. GAAP Core Financial Measures, page 40

3.   We note that the adjustments to arrive at core earnings are presented "net of tax." Please present the income tax effects of your non-GAAP adjustments as a separate adjustment. In addition explain to us and in future filings include a discussion of how you calculated the tax effects of your non-GAAP adjustments. See Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Index to Consolidated Financial Statements and Schedule

Notes to Consolidated Financial Statements

Note 5. Income Taxes, page 69

4.   Please tell us what consideration you gave to providing a further quantitative breakdown of the "Other, net" category in the income tax rate reconciliation schedule pursuant to Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-12.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Forbes I.J. Alexander
Jabil Circuit, Inc.
December 5, 2016
Page 3

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services